Via Facsimile and U.S. Mail
Mail Stop 6010

November 20, 2007

Mr. Thomas L. Wegman
(Principal Financial Officer)
Chief Financial Officer
Biospecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

Re: Biospecifics Technologies Corp
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Form 10-QSB for the Period Ended September 30, 2006
File No. 000-19879

Dear Mr. Wegman:

       We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief